January 22, 2026

Jason Mandinach
Principal Executive Officer
PIMCO Asset-Based Lending Company LLC
650 Newport Center Drive
Newport Beach, CA 92660

       Re: PIMCO Asset-Based Lending Company LLC
           Amendment No. 2 to Registration statement on Form 10-12G Filed October 15, 2025
           File No. 000-56764
Dear Jason Mandinach:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Nathan Briggs